UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G
             Under the Securities Exchange Act of 1934
                   (Amendment No. ___________)*





              (Name of Issuer) Miller Industries Inc.


            (Title of Class of Securities) Common Stock




                     (CUSIP Number) 600551204























  (Date of Event Which Requires Filing of this Statement)

   Dec. 31, 2003

  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
        [  X]Rule 13d-1(b)
        [   ]Rule 13d-1(c)
        [   ]Rule 13d-1(d)




  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
  Notes).





  CUSIP No. 600551204

  1. Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only)

   Scopia Management Inc.
   13-416-2637


  2. Check the Appropriate Box if a Member of a Group (See
  Instructions)


  (a)(X)
  (b)( )


  3.SEC Use Only

  4.Citizenship or Place of Organization   USA

  Number of
  Shares
  Beneficially
  Owned by
  Each Reporting
  Person With

  5.Sole Voting Power  477,830

  6.Shared Voting Power

  7.Sole Dispositive Power

  8.Shared Dispositive Power

  9.Aggregate Amount Beneficially Owned by Each Reporting Person

       Scopia Partners LLC 301,999,
       Scopia International Limited 108,867,
       Scopia PX LLC 36,964,
       Matthew Sirovich 25,000,
       Meredith Elson (Wife) 3,000,
       Jack Carlos Mindich (son of J. Mindich) 2,000

  10.Check if the Aggregate Amount in Row (9)
        Excludes Certain Shares (See instuctions)


  11.Percent of Class Represented by Amount in Row (9)

     5.1%


  12.Type of Reporting Person (See Instructions)  IA





  1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    Scopia PX LLC, 05-054-8220


  2. Check the Appropriate Box if a Member of a Group (See
  Instructions)


  (a)(X)

  (b)( )


  3.SEC Use Only


  4.Citizenship or Place of Organization USA


  Number of
  Shares
  Beneficially
  Owned by
  Each Reporting
  Person With

  5.Sole Voting Power 	 36,964

  6.Shared Voting Power

  7.Sole Dispositive Power

  8.Shared Dispositive Power

  9.Aggregate Amount Beneficially Owned by Each Reporting
    Person.

    36,964


  10.Check if the Aggregate Amount in Row (9) Excludes Certain
  Shares (See Instructions).................................


  11.Percent of Class Represented by Amount in Row (9) .4%


  12.Type of Reporting Person (See Instructions) CO



  1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    Scopia Partners LLC 13-415-6693



 2. Check the Appropriate Box if a Member of a Group (See
 Instructions)

 (a)(X)
 (b)( )


 3.SEC Use Only


 4.Citizenship or Place of Organization USA


 Number of
 Shares
 Beneficially
 Owned by
 Each Reporting
 Person With

 5.Sole Voting Power 301,999

 6.Shared Voting Power

 7.Sole Dispositive Power

 8.Shared Dispositive Power

 9.Aggregate Amount Beneficially Owned by Each Reporting
   Person

   301,999

 10.Check if the Aggregate Amount in Row (9) Excludes Certain
 Shares (See Instructions)


 11.Percent of Class Represented by Amount in Row (9) 3.2%



 12.Type of Reporting Person (See Instructions) CO









1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

 Matthew Sirovich




 2. Check the Appropriate Box if a Member of a Group (See
  Instructions)


 (a)(X)

 (b)( )


 3.SEC Use Only


 4.Citizenship or Place of Organization USA


 Number of
 Shares
 Beneficially
 Owned by
 Each Reporting
 Person With

 5.Sole Voting Power 25,000

 6.Shared Voting Power

 7.Sole Dispositive Power

 8.Shared Dispositive Power


 9.Aggregate Amount Beneficially Owned by Each Reporting
   Person

   25,000.


 10.Check if the Aggregate Amount in Row (9) Excludes Certain
  Shares (See Instructions)




 11.Percent of Class Represented by Amount in Row (9) .3%


 12.Type of Reporting Person (See Instructions) IN




 1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    Jack Carlos Mindich


 2. Check the Appropriate Box if a Member of a Group (See
 Instructions)

 (a)(x)

 (b)



 3.SEC Use Only





 4.Citizenship or Place of Organization USA New York


 Number of
 Shares
 Beneficially
 Owned by
 Each Reporting
 Person With

 5.Sole Voting Power 2,000

 6.Shared Voting Power

 7.Sole Dispositive Power


 8.Shared Dispositive Power




 9.Aggregate Amount Beneficially Owned by Each Reporting
  Person

  2,000



 10.Check if the Aggregate Amount in Row (9) Excludes Certain
 Shares (See Instructions)




 11.Percent of Class Represented by Amount in Row (9) .02%


 12.Type of Reporting Person (See Instructions) IN



  1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


   Scopia International Limited



  2. Check the Appropriate Box if a Member of a Group (See
  Instructions)

  (a)(X)

  (b)


 3.SEC Use Only

 4.Citizenship or Place of Organization Bermuda


 Number of
 Shares
 Beneficially
 Owned by
 Each Reporting
 Person With

 5.Sole Voting Power 108,867



 6.Shared Voting Power


 7.Sole Dispositive Power


 8.Shared Dispositive Power

 9.Aggregate Amount Beneficially Owned by Each Reporting
   Person

    108,867


 10.Check if the Aggregate Amount in Row (9) Excludes Certain
  Shares (See Instructions)


 11.Percent of Class Represented by Amount in Row (9) 1.2%


 12.Type of Reporting Person (See Instructions) PN




 1.Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Meredith Elson

 2. Check the Appropriate Box if a Member of a Group (See
 Instructions)

  (a)(X)

  (b)



 3.SEC Use Only


 4.Citizenship or Place of Organization USA




 Number of
 Shares
 Beneficially
 Owned by
 Each Reporting
 Person With

 5.Sole Voting Power 3,000


 6.Shared Voting Power

 7.Sole Dispositive Power

 8.Shared Dispositive Power


 9.Aggregate Amount Beneficially Owned by Each Reporting
   Person

   3,000

 10.Check if the Aggregate Amount in Row (9) Excludes Certain
 Shares (See Instructions)



 11.Percent of Class Represented by Amount in Row (9) .03%



 12.Type of Reporting Person (See Instructions) IN
















   Item 1.

       (a)Name of Issuer Miller Industries Inc.

       (b)Address of Issuer's Principal Executive Offices

           8503 Hilltop Drive, Suite 100
           Ooltewah, TN 37363


  Item 2.

       (a) Name of Person Filing  Scopia Management Inc.

       (b)Address of Principal Business Office Residence

          100 Park Avenue, NY, NY 10017

       (c)Citizenship   USA

       (d)Title of Class of Securities Common Stock

       (e)CUSIP Number 600551204


 Item 3.

 If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

 a)[    ]Broker or dealer registered under section 15  of  the  Act
   (15 U.S.C.78o).

 (b)[    ]Bank as defined in section 3(a)(6) of the Act (15  U.S.C.
    78c).

 (c)[ ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

 (d)[ ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

 (e)[     ]An   investment  adviser  in  accordance  with  240.13d-
    1(b)(1)(ii)(E);

 (f)[ ]An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

 (g)[ ]A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

 (h)[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

 (i)[    ]A  church  plan that is excluded from  the  definition\
    of   an   investment  company  under  section  3(c)(14)  of   the
    Investment Company Act of 1940 (15 U.S.C. 80a-3);

 (j)[ X  ]Group, in accordance with 240.13d-1(b)(1)(ii)(J).


 Item 4 .Ownership.

  Provide   the  following  information  regarding  the   aggregate
  number and percentage of the class of securities of the issuer identified in Item 1.

       (a)Amount beneficially owned: 477,830.

       (b)Percent of class: 5.1%

       (c)Number of shares as to which the person has:


       (i) Sole power to vote or to direct the vote  477,830.


       (ii)Shared power to vote or to direct the vote.


       (iii)Sole power to dispose or to direct the disposition of

       (iv)Shared power to dispose or to direct the disposition of

 Instruction.   For   computations   regarding   securities   which
 represent   a   right  to  acquire  an  underlying  security   see
 240.13d3(d)(1).




  Item  5.  Ownership of Five Percent or Less of a  Class

  If  this statement is being filed to report the fact that as of the  date  hereof  the  reporting  person has ceased to  be the  beneficial  owner  of  more  than  five percent of the class
  of  securities,  check the following [N/A   ].

  Instruction: Dissolution of a group requires a response to this item.

  Item  6. Ownership of More than Five Percent on Behalf of  Another
  Person.

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent ofthe class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment
  Company Act of1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) andattach an exhibit
  stating  the  identity  and  the  Item  3  classification   ofthe
  relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

  Item 8.Identification and Classification of Members of the Group If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

       Exhibit attached


  Item 9. Notice of Dissolution of Group Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


  Item 10.Certification

  (a)The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and  are  not  held  for the purpose of or  with  the  effect  of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 (b)The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


 SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       2/11/04
       Date
       Jeremy Mindich, Matthew Sirovich
       Signature
       Managing Partners
       Title










  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent. Attention:Intentional misstatements or omissions of fact constitute
       Federal criminal violations
       (See 18 U.S.C. 1001)





 http://www.sec.gov/divisions/corpfin/forms/13g.htm
 Last update: 11/05/2002